**CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION**
**OF**
**SITOA GLOBAL INC.**

(Pursuant to Section 242 of the Delaware General Corporation Law)

SITOA GLOBAL INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The Certificate of Incorporation of the Corporation is amended by changing the Article therof numbered "First" so that, as amended, said Article shall be and read as follows:

"The name of the Corporation shall be "Seratosa Inc.""

SECOND: The Certificate of Incorporation of the Corporation is amended by adding the following text as a new paragraph at the end of the Article therof numbered "FOURTH":

"Effective as of November 25, 2013, each ten thousand (10,000) shares of the issued and outstanding Common Stock, $0.00001 par value, of the Corporation shall be reverse split into one (1) share of Common Stock of the Corporation. This reverse split shall affect only issued and outstanding shares. Each record and beneficial holder who would receive a fractional share as a result of the reverse stock split shall receive, in lieu thereof, a whole share."

THIRD: This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by the joint written consent of all of the members of the Board of Directors of the Corporation and the holder of a majority of the Corporation's issued and outstanding common stock pursuant to Sections 141(f) and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed this 4th day of December, 2013.

James Wang, President & CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:23 PM 12/05/2013
FILED 04:15 PM 12/05/2013
SRV 131383952 - 3883279 FILE